U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    E.I. DU PONT DE NEMOURS & CO.

2.  Name of person relying on exemption:
    AMALGAMATED BANK LONGVIEW COLLECTIVE INVESTMENT FUND

3.  Address of person relying on exemption:
    11-15 Union Square, New York, NY   10003

(AMALGAMATED BANK LOGO)
Amalgamated Bank
America's Labor Bank                        PRESS RELEASE

FOR IMMEDIATE RELEASE         CONTACT: Julie Gozan 315-477-7507
August 8, 2006                         Con Hitchcock 202-489-4813

     AMALGAMATED BANK'S LONGVIEW FUND SUPPORTS HEINZ SLATE

New York, NY - Amalgamated Bank's LongView Collective Investment Fund will support the incumbent slate of nominees for the H.J. Heinz Company (NYSE:HNZ) board of directors at the company's annual meeting on August 16, 2006, the Fund announced today.

An investor group, led by Trian Fund Management, has nominated a dissident slate of five directors to Heinz's 12-member board. "The Trian group brought attention to serious problems with Heinz's past performance," said Julie Gozan, Director of Corporate Governance for Amalgamated Bank. "But we are not convinced that the Trian nominees are better-qualified to build long-term shareholder value or to address the corporate governance concerns of institutional investors."

According to analysts, Trian's business plan, which calls for aggressive cost reductions, may be unrealistic. Credit Suisse believes "Trian's promises are not achievable" and its "extremely aggressive targets may ultimately only lead to a greater level of disappointment for investors."

In supporting the incumbent board members, the Fund noted that the Heinz board has recently announced its commitment to add two qualified independent directors with direct experience in the packaged food industry.

"We believe that current leadership, as part of an expanded independent board, will be more accountable to the interests of Heinz's long-term holders," said Gozan. "We plan to continue to monitor the company going forward."

The Fund said that in making its decision it had taken note of newly-adopted corporate governance reforms at Heinz that will increase responsiveness to shareholders, such as a majority vote standard for director elections.

Amalgamated Bank's LongView Collective Investment Fund holds over
120,000 shares of Heinz.

Founded in 1923, Amalgamated Bank invests workers' retirement savings through its LongView Funds. With $10 billion in assets under management, LongView works to enhance shareholder value through corporate governance reforms at portfolio companies. Amalgamated Bank is available online at www.AmalgamatedBank.com.

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